File No. 69-427

                                             File No. 69-293
                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule
 U-3A-2 from the Provisions of the Public Utility Holding
                     Company Act of 1935

            To be Filed Annually Prior to March 1


            -------------------------------------


                UNISOURCE ENERGY CORPORATION
                ----------------------------


hereby files with the Securities and Exchange Commission,

pursuant to Rule 2, its statement claiming exemption as a

holding company, and


                TUCSON ELECTRIC POWER COMPANY
                -----------------------------


hereby files with the Securities and Exchange Commission,

pursuant to Rule 2, its statement claiming exemption

as a holding company from the provisions of the Public

Utility Holding Company Act of 1935, and submits the

following information:

1.  Name, State of organization, location and nature of

business of claimant[s] and every subsidiary thereof, other

than any exempt wholesale generator (EWG) or foreign utility company in which claimant[s] directly or indirectly holds an interest.

     UniSource Energy Corporation ("UniSource Energy") was

incorporated under the laws of the State of Arizona and is a holding company organized to acquire and hold the securities of other corporations.

     UniSource Energy controls, directly or indirectly, 50%

or more of the "voting securities" of the following

subsidiaries:

   I.  Tucson Electric Power Company ("TEP") was

incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of UniSource Energy.  TEP was

organized as an operating public utility engaged in the

generation, purchase, transmission, distribution and sale of electricity to retail customers in the City of Tucson,

Arizona, and the surrounding area and to wholesale

customers.  TEP holds the stock of Escavada Company, San

Carlos Resources Inc. ("San Carlos"), Sierrita Resources

Inc. ("SRI"), Tucson Resources Inc. ("TRI") and Tucsonel

Inc.

       A. Escavada Company was incorporated under the laws

of the State of Arizona and is a wholly-owned subsidiary of

TEP engaged in the business of maintaining miscellaneous

assets and property.

       B. San Carlos was incorporated under the laws of the

State of Arizona and is a wholly-owned subsidiary of TEP.

San Carlos holds the title to Unit No. 2 of the

Springerville Generating Station, a generating facility in

commercial operation located in Apache County, Arizona, and

is the lessee, jointly and severally with TEP, of an

undivided one-half interest in all facilities and personal

property used in common between Unit No. 1 and Unit No. 2 of the Springerville Generating Station.  San Carlos is not the

operator of Unit No. 2 or any of such common facilities.

       C. SRI was incorporated under the laws of the State of

Delaware and is a wholly-owned subsidiary of TEP.  SRI was

formed primarily to invest in financial assets.

          1. Santa Cruz Resources Inc. was incorporated

under the laws of the State of Delaware and is a wholly-

owned subsidiary of SRI.  Santa Cruz Resources Inc. holds an investment in a financial service company.

       D. TRI was incorporated under the laws of the State

of Delaware and is a wholly-owned subsidiary of TEP.  TRI

was organized primarily to invest in financial assets.

          1. Sabino Investing Inc. was incorporated under

the laws of the State of Delaware and is a wholly-owned

subsidiary of TRI.  Sabino Investing Inc. holds certain real estate assets.

       E. Tucsonel Inc. was incorporated under the laws of

the State of Arizona and is a wholly-owned subsidiary of

TEP.  Tucsonel Inc. is presently inactive.

  II.  Millennium Energy Holdings, Inc. ("Millennium") was

incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of UniSource Energy.  Millennium

holds the stock of Advanced Energy Technologies, Inc.

("AET"), MEH Corporation ("MEH"), Nations Energy Corporation

("Nations") and Southwest Energy Solutions, Inc. ("SES").

       A. AET was incorporated under the laws of the State

of Arizona and is a wholly-owned subsidiary of Millennium.

AET was organized to develop certain distributed energy

projects, as well as renewable energy sources.

          1. Global Solar Energy, L.L.C. ("Global Solar")

as formed under the laws of the State of Arizona and is 50%

owned by AET.  Global Solar was organized for the purpose of engaging in the manufacture and sale of thin film

photovoltaic modules for distributed energy applications.

In November 1999, Millennium and ITN Energy Systems, Inc.

("ITN") entered into an agreement in which AET made a firm

commitment to acquire an additional 17% of Global Solar from

ITN.

       B. MEH was incorporated under the laws of the State

of Arizona and is a wholly-owned subsidiary of Millennium.

MEH was organized to hold an interest in NewEnergy, Inc,

(previously known as New Energy Ventures, Inc.).  On July

23, 1999, MEH sold all of its interest in NewEnergy, Inc. to a third party.

       C. Nations was incorporated under the laws of the

State of Arizona and is a wholly-owned subsidiary of

Millennium.  Nations was organized to develop and invest in

independent power projects in global energy markets,

including QFs, EWGs and FUCOs, located in the United States

and abroad.

          1. Nations-Colorado Energy Corporation ("Nations-

Colorado") was incorporated under the laws of the State of

Delaware and is a wholly-owned subsidiary of Nations.

Nations-Colorado held a 1% limited partnership interest in a partnership, which owned and operated an electric and

thermal energy generating facility serving Coors Brewing

Company in Golden, Colorado; however, this limited

partnership interest was divested in June 1999.  The

facility was a "qualifying facility" under the Public

Utility Regulatory Policies Act of 1978.

          2. Nations Energy-Chalmette, LLC was formed

under the laws of the State of Delaware and is a wholly-

owned subsidiary of Nations.  Nations Energy-Chalmette, LLC

was formed to own and operate an electric and thermal energy generating facility serving the Mobil Chalmette Oil Refinery in Chalmette, Louisiana.  The facility is to be a

"qualifying facility" under the Public Utility Regulatory

Policies Act of 1978.

          3. Nations Energy Holland Holding B.V. ("Nations

Energy Holland") was formed under the laws of the

Netherlands and during 1999 was 89% owned by Nations and 11%

owned by Nations ECK, L.L.C.  Nations Energy Holland was

organized for the purpose of investing in international

independent power projects.  On January 25, 2000, all of the stock of Nations Energy Holland was sold to an affiliate of

TM Power Ventures, L.L.C.

               a. Nations Kladno B.V. was formed under the

laws of the Netherlands and during 1999 was 50% owned by

Nations Energy Holland.  Nations Kladno B.V. was organized

for the purpose of holding an interest in an independent

power project in the Czech Republic.  On January 25, 2000,

all of Nations Energy Holland's interest in Nations Kladno

B.V. was sold to an affiliate of TM Power Ventures, L.L.C.

               b. Nations Kladno II B.V. was formed under the

laws of the Netherlands and during 1999 was 50% owned by Nations

Energy Holland.  Nations Kladno II B.V. was organized for the purpose of holding an interest in an independent power

project in the Czech Republic.  On January 25, 2000, all of

Nations' interest in Nations Kladno II B.V. was effectively

transferred to an affiliate of TM Power Ventures, L.L.C. by

virtue of the sale of Nation Energy Holland shares referred

to in paragraph (3) above.

          4. Nations International Ltd. was incorporated

under the laws of the Cayman Islands and is a wholly-owned

subsidiary of Nations.  Nations International Ltd. was

organized for the purpose of investing in international independent power projects. Nations International Ltd. owns a 40% interest in Corporacion Panamena de Energia S.A., a

Panama company, ("COPESA"), which owns a power project

located in Panama.

               a. Biomasa Generacion, S. de R.L. de C.V. was

formed under the laws of Honduras and is 91% owned by Nations

International Ltd.  Biomasa Generacion, S. de R.L. de C.V.

was organized for the purpose of developing and owning

biomass-fueled non-utility generating projects in Honduras.

               b. Nations BioGen Ltd. was incorporated under the

laws of the Cayman Islands and is a wholly-owned subsidiary of

Nations International Ltd.  Nations BioGen Ltd. was

organized for the purpose of investing in international

independent power projects.

               c. Nations Curacao Ltd. was incorporated under the

laws of the Cayman Islands and is a wholly-owned subsidiary of

Nations International Ltd.  Nations Curacao Ltd. was

organized for the purpose of investing in international

independent power projects.

               d. Nation Curacao Operating Ltd. was incorporated

under the laws of the Cayman Islands and is a wholly-owned

subsidiary of Nations International Ltd.  Nations Curacao

Operating Ltd. was organized for the purpose of operating or contracting with others to operate the independent power

project(s) being developed and owned by Nations

International Ltd. or subsidiaries thereof.

               e. Suministradora de Materials Organicos, S.R.L.

de C.V. was formed under the laws of Honduras and is 91% owned by Nations International Ltd.  Suministradora de Materials

Organicos, S.R.L. de C.V. was organized for the purpose of

administering fuel supply to biomass projects in Honduras.

               f. Nations Panama Energy Corporation was organized

under the laws of the Republic of Panama and is a wholly-owned subsidiary of Nations International, Ltd.  Nations Panama

Energy Corporation was organized for the purpose of

structuring and developing projects for the generation,

transmission and commercialization of electric power in all

of its forms.

          5. Nations ECK, L.L.C. was incorporated under

the laws of the State of Delaware and during 1999, was a

wholly-owned subsidiary of Nations and owned 11% of Nations

Energy Holland.  Nations ECK, L.L.C. was formed for the

purpose of being a service company.  In January 2000,

Nations ECK, L.L.C. was merged into Nations.

       D. SES was incorporated under the laws of the State

of Arizona and is a wholly-owned subsidiary of Millennium.

SES was organized for the purpose of supplying a variety of

ancillary "beyond the meter" energy products and services to retail electric customers.

          1. SWPP Investment Company was incorporated

under the laws of the State of Arizona and is a wholly-owned subsidiary of SES.  SWPP Investment Company was organized

for the purpose of manufacturing and selling concrete

utility products.

               a. Sentinel Concrete Utility Poles, L.L.C.

was formed under the laws of the State of Arizona and is 50%

owned by SWPP Investment Company.  Sentinel Concrete Utility

Poles, L.L.C. was organized for the purpose of marketing and distributing concrete utility poles and products.

               b. SWPP International Ltd. was incorporated

under the laws of the Cayman Islands and is a wholly-owned

subsidiary of SWPP Investment Company.  SWPP International

Ltd. was organized to invest in a Mexican joint venture(s)

related to the manufacturing and selling of concrete utility poles.

                  (1) Productos de Concreto Internacionales,

S. de R.L. de C.V. was formed under the laws of Mexico and

is 50% owned by SWPP International Ltd.  Productos de

Concreto Internacionales, S. de R.L. de C.V. was organized

for the purpose of manufacturing and selling concrete

utility poles and products.

     UniSource Energy controls, directly or indirectly, less

than 10% of the "voting securities" of the following

companies:  None.

2. A brief description of the properties of claimant[s] and

each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and

distribution of natural or manufactured gas, indicating the

location of principal generating plants, transmission lines,

producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties

which are outside the State in which claimant[s] and its

subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the

borders of such State.

     UniSource Energy does not directly own any property used

for the generation, transmission and distribution of

electric energy for sale, or for the production,

transmission and distribution of natural or manufactured

gas.

     As of December 31, 1999, TEP owned or participated in an

overhead electric transmission and distribution system

consisting of 511 circuit-miles of 500 kV lines, 1,122

circuit-miles of 345 kV lines, 363 circuit-miles of 138 kV

lines, 435 circuit-miles of 46 kV lines and 10,466 circuit-

miles of lower voltage primary lines. The underground electric distribution system is comprised of 5,593 cable miles.  Approximately 23% of the poles upon which the lower

voltage lines are located are not owned by TEP.  Electric

substation capacity associated with the above-described

electric system consisted of 179 substations with a total

installed transformer capacity of 5,433,105 kVA.  The above

facilities are all located in Arizona except for certain

transmission lines consisting of 560 circuit-miles of 345 kV in which TEP has a fractional undivided interest and which

are located in the State of New Mexico and deliver electric

energy to TEP's Arizona transmission lines at the Arizona-

New Mexico border.

     Except as otherwise noted, at December 31, 1999 TEP owns

or has a leasehold interest in the following generating

stations:




                                          Net
  Generating                          Capability    Operating     TEP's    Share
    Source             Location           MW          Agent        %         MW
  ----------           --------       ----------    ---------     -----    -----


San Juan Station #1    Farmington, NM     327          PNM         50.0     163
San Juan Station #2    Farmington, NM     316          PNM         50.0     158
Navajo Station #1      Page, AZ           750          SRP          7.5      56
Navajo Station #2      Page, AZ           750          SRP          7.5      56
Navajo Station #3      Page, AZ           750          SRP          7.5      56
Four Corners
Station #4             Farmington, NM     784          APS          7.0      55
Four Corners
Station #5             Farmington, NM     784          APS          7.0      55
Irvington Station      Tucson, AZ         422          TEP        100.0     422
Internal Combustion    Tucson, AZ         122          TEP        100.0     122
Turbines
Springerville
Generating
Station #1             Springerville, AZ  380          TEP        100.0     380
Springerville
Generating
Station #2 (1)         Springerville, AZ  380          TEP        100.0     380
                                                                            ---

                                                                   TOTAL  1,903
                                                                          =====


-----------------------------
(1)  Title to Springerville #2 is held by San Carlos.



    The electric generating stations, TEP's general office

building, operating headquarters, the warehouse, service

center and the electric distribution and electric

transmission facilities owned by TEP are located in Arizona,

except as otherwise noted.  TEP, individually and in

conjunction with Public Service Company of New Mexico in

connection with the San Juan Station, has acquired easements and leases for transmission lines and a water diversion

facility located on the Navajo Indian Reservation.  TEP has

also acquired easements for transmission facilities, related to the San Juan and Navajo Generating Stations, across the

Zuni, Navajo and Tohono O'Odham Indian Reservations.

   Various undivided interests in the common facilities at

the Irvington Generating Station which serve Unit 4 were

sold and are leased back by TEP.

     The 50% undivided interest of San Carlos in the common

facilities at the Springerville Generating Station were sold by San Carlos and leased back by TEP and San Carlos, jointly and severally.  The coal-handling facilities at the

Springerville Generating Station were sold and are leased

back by TEP.  TEP leases Springerville Unit 1, the fuel

handling facilities for Springerville, and an undivided 50%

interest in the facilities common to Unit 1 and Unit 2

through sale/leaseback arrangements.  San Carlos holds title to Unit 2 of the Springerville Generating Station.

3.  The following information for the last calendar year with respect to claimant[s] and each of its subsidiary public

utility companies:

    a. Number of kWh of electric energy sold (at retail or

wholesale), and Mcf of natural or manufactured gas

distributed at retail.

                         Electricity          Gas
                         -----------          ---

     UniSource Energy       None             None
     TEP               13,013,303,000        None
     San Carlos             None             None

    b. Number of kWh of electric energy and Mcf of natural or

manufactured gas distributed at retail outside the State in

which each company is organized.

       None.

    c. Number of kWh of electric energy and Mcf of natural

or manufactured gas sold at wholesale outside the State in

which each such company is organized, or at the State line.

                         Electricity          Gas
                         -----------          ---

     UniSource Energy      None              None
     TEP                3,138,823,000        None
     San Carlos            None              None

    d. Number of kWh of electric energy and Mcf of natural

or manufactured gas purchased outside the State in which

each such company is organized or at the State line.

                         Electricity          Gas
                        -----------           ---

     UniSource Energy      None              None
     TEP                2,254,628,000        None
     San Carlos            None              None

4.  The following information for the reporting period with

respect to claimant[s] and each interest it holds directly

or indirectly in an EWG or a foreign utility company,

stating monetary amounts in United States dollars:

    a. Name, location, business address and description of

the facilities used by the EWG or foreign utility company

for the generation, transmission and distribution of

electric energy for sale or for the distribution at retail

of natural or manufactured gas.

       Nations, an Arizona corporation, acting on behalf of

ECK Generating, s.r.o., a limited liability company

organized under the laws of the Czech Republic ("ECKG"),

Energeticke Centrum Kladno, s.r.o. ("ECK"), and Corporacion

Panamena de Energia S.A., a Panama company ("COPESA") hereby notifies the Commission, pursuant to Section 33(a) of the

Act and Rule 57 thereunder, that during the reporting period each of ECKG, ECK and COPESA was a foreign utility company

within the meaning of Section 33(a) of the Act.

      The name and business address for ECKG, ECK and

     COPESA are as follows:

      ECK Generating, s.r.o. and ECK     COPESA
      272 03 Kladno                      Avenida Federico Boyd
      Dubska-Teplarna                    E.D.F. Scotia Plaza
      Czech Republic                     PISO VI Panama City, Panama

      Listed below is a description of the ECKG/ECK and

  COPESA facilities:

      A. ECKG will lease (or purchase) and operate

facilities in Kladno, Czech Republic, which are used for the generation and associated transmission and distribution of

electric energy for sale (the "Existing Facilities").  The

Existing Facilities, which ECKG will lease (or purchase)

from ECK, provide 54 MW of electrical generating capacity

and consist of eight coal-fired boilers, two condensing extraction steam turbine-generator units, plus heating steam and process steam extraction; an associated transformer and

switch gears; and facilities used to effect retail sales,

including a transformer, switch gears, and cabling.  ECKG is also developing an improvement project (the "Improvement

Project") that will increase the net electric capacity of

the Existing Facilities to approximately 344 MW by

developing a 246 MW coal-fired steam generating plant and a

70 MW gas-fired combustion turbine, plus associated

transformers and switchgear (the "Expansion Facilities").

The Expansion Facilities will also include two stub

transmission lines connecting the power station to two

different substations.  One transmission line is

approximately one kilometer from the power station; the

other is a few kilometers away.  In addition, the Expansion

Facilities may include another transmission line connecting

the power station to a third substation in Prague,

approximately 23 kilometers away.  Finally, as part of the

Improvement Project, 26 MW of steam generation capacity is

expected to be retired from the Existing Facilities.

       Nations sold all of its interest in ECKG and

associated facilities to affiliates of TM Power Ventures,

L.L.C. on January 25, 2000.  Accordingly, as of January 25,

2000, Nations no longer holds an interest in any of the

companies related to such project.

       B. COPESA owns an approximately 42 MW diesel-fired

combustion turbine facility located in Panama City, Panama.

The project sells electricity to NORESTE, a distribution

company formed in a recent privatization of utility assets

in Panama.

    b. Name of each system company that holds an interest in

such EWG or foreign utility company; and description of the

interest held.

       The ownership of ECKG is as follows:

       A. Matra Powerplant Holdings B.V. ("Matra") holds an

89% equity interest in ECKG.  Stredoceska Energeticke, a.s.,

a Czech joint-stock company, which is one of the eight Czech

Republic government-owned regional electricity distribution

companies and which operates in the Central Bohemia region

of the Czech Republic, holds the remaining 11% equity

interest in ECKG.

       B. Nations Kladno B.V. holds a 30% equity interest

in Matra and during 1999, was a 50% owned subsidiary of

Nations Energy Holland, which, during 1999, was a wholly-

owned subsidiary, directly and indirectly, of Nations

Energy.  The remaining 50% interest in Nations Kladno B.V.

was held by TM Kladno B.V., an affiliate of the TM Power

Ventures, L.L.C. (the "TM Group").  On January 25, 2000, all

of the shares of Nations Kladno B.V. and Nations Energy

Holland held by Nations were sold to affiliates of the TM

Group.

       C.  Nations is a wholly-owned subsidiary of

Millennium, an intermediary holding company for the

unregulated business of UniSource Energy, whose electric

utility subsidiary is subject to retail rate regulation by

the Arizona Corporation Commission.  Nations is primarily

engaged in developing independent power projects.

       D. Kladno Power (No. 2) B.V., a wholly-owned

subsidiary of NRG Energy, Inc., a Delaware corporation

("NRG"), holds a 50% equity interest in Matra.  NRG is an

indirect, wholly-owned subsidiary of Northern States Power

Company (Minnesota) ("NSP"), an electric utility company

which is subject to retail rate regulation by the Minnesota

Public Utilities Commission, the North Dakota Public Service

Commission, and the South Dakota Public Utilities Commission

and whose wholly-owned subsidiary, Northern States Power

Company (Wisconsin) ("NSPW"), is also an electric utility company subject to retail rate regulation by the Wisconsin

Public Service Commission and the Michigan Public Service

Commission.

       E. El Paso Kladno, B.V., a wholly-owned subsidiary

of El Paso Electric International Company, a Delaware

corporation, holds a 20% equity interest in Matra.

   The ownership of ECK is as follows:

       A. Nations Kladno II B.V. holds a 26.7% interest in

ECK, which owns certain existing energy and coal facilities

that are leased to  ECKG as part of the ECKG Project.  On

January 25, 2000, all of Nations Energy's interest in

Nations Kladno II B.V. was effectively transferred to an

affiliate of the TM Group by virtue of the sale of NEHH

shares referred to above.

       B. The remaining 73.3% interests in ECK are held by

affiliates of Kladno Power (No. 2) B.V. and El Paso Kladno,

B.V.

     The ownership of COPESA is as follows:

       A. Nations Energy International Ltd., a wholly-owned

subsidiary of Nations, holds a 40% equity interest in

COPESA.

       B.  Electric Machinery Enterprises, a Florida

company, holds a 21.5% equity interest in COPESA.

       C.  Proquim, a Panama company, owns a 21.5% equity

interest in COPESA.

       D.  Roberto Roy, a Panamanian resident, holds a 15.3%

equity interest in COPESA.

       E.  The remaining 1.7% equity interest in COPESA is

held by certain Panamanian individuals.

    c. Type and amount of capital invested, directly or

indirectly, by the holding company claiming exemption; any

direct or indirect guarantee of the security of the EWG or

foreign utility company by the holding company claiming

exemption; and any debt or other financial obligation for

which there is recourse, directly or indirectly, to the

holding company claiming exemption or another system

company, other than the EWG or foreign utility company.

   During 1999, approximately $1.9 million was invested in

ECKG by Nations subsidiaries and characterized as debt, and

$446,000 was invested in ECK as equity.  Project debt with

respect to ECKG is non-recourse to Nations, its subsidiaries and affiliates, including the holding company.

     During 1999, $192,200 was invested by Nations Energy

International Ltd. as additional equity in COPESA.  Project

debt in COPESA is non-recourse.

    d. Capitalization and earnings of the EWG or foreign

utility company during the reporting period.

     The ECKG Project was capitalized at approximately $401

million.  ECK was capitalized separately at approximately

$16 million.  During 1999, ECKG reported a net loss of

approximately $16.3 million, and ECK recorded a net loss of

approximately $322,000.  The ECKG project itself was still

under construction during the reporting period.

     The COPESA Project was capitalized at approximately $32

million.  During 1999, COPESA reported a net loss of

approximately $900,000.

     e. Identify any service, sales or construction

contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or

goods sold and fees or revenues under such agreement(s).

   Inapplicable.

                          EXHIBIT A
                          ---------


     Consolidating statements of income of the claimants and

their subsidiary companies for the last calendar year,

together with the consolidating balance sheets of claimants

and their subsidiary companies as of the close of such

calendar year.

     This statement is being filed by TEP to claim exemption

in the event that San Carlos Resources Inc. is an "electric

utility company" under the Act.  However, the filing of this statement is not an acknowledgment by TEP that San Carlos

Resources Inc. is an "electric utility company."

     The above-named claimants have caused this statement to

be duly executed on their behalf by its authorized officer

on this 29th day of February, 2000.


                         UNISOURCE ENERGY CORPORATION

                         By:  /s/ Karen G. Kissinger
                            -------------------------
                              Karen G. Kissinger
                              Vice President, Controller and
                              Principal Accounting Officer


                         TUCSON ELECTRIC POWER COMPANY

                         By:  /s/ Karen G. Kissinger
                            -------------------------
                              Karen G. Kissinger
                              Vice President, Controller and
                              Chief Information Officer

(Corporate Seal)

Attest:

/s/ Catherine Nichols
-----------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:
Dennis R. Nelson, Vice President, General Counsel and
Corporate Secretary, UniSource Energy Corporation,
220 West Sixth Street, Tucson, Arizona 85701

                                                                   EXHIBIT A
                                                         UNISOURCE ENERGY CORPORATION
                                                         CONSOLIDATING BALANCE SHEET
                                                               DECEMBER 31, 1999
                                                                 (in thousands)

                                             UNISOURCE     TUCSON      MILLENNIUM
                                              ENERGY      ELECTRIC       ENERGY      CONSOL.       1999
                                               CORP.      POWER CO.*   HOLDINGS**    ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $            $ 2,301,645  $            $            $ 2,301,645
  Utility Plant Under Capital Leases                        741,446                                741,446
  Construction Work in Progress                              96,565                                 96,565
                                            -----------  -----------  -----------  -----------  -----------
    Total Utility Plant                                   3,139,656                              3,139,656
  Less Accumulated Depreciation and
   Amortization                                          (1,105,371)                            (1,105,371)
  Less Accumulated Depreciation of
   Capital Lease Assets                                    (304,429)                              (304,429)
                                            -----------  -----------  -----------  -----------  -----------
    Total Utility Plant - Net                             1,729,856                              1,729,856
                                            -----------  -----------  -----------  -----------  -----------

Investments and Other Property                 379,797       67,838       46,645     (379,797)     114,483
                                            -----------  -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy                        70,132                   (70,132)           -
                                            -----------  -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                     52,622       88,402        4,264            -      145,288
  Accounts Receivable                           15,534       70,739       27,812      (46,159)      67,926
  Materials and Fuel                                 -       42,035           84            -       42,119
  Deferred Income Taxes - Current                    -       17,190          (42)           -       17,148
  Prepaid Pension Costs                              -       15,818            -            -       15,818
  Tax Settlement Deposit                             -       13,471            -            -       13,471
  Other                                          3,593        6,249       21,526            -       31,368
                                            -----------  -----------  -----------  -----------  -----------
    Total Current Assets                        71,749      253,904       53,644      (46,159)     333,138
                                            -----------  -----------  -----------  -----------  -----------

Deferred Debits - Regulatory Assets
  Transition Recovery Asset                                 370,291                                370,291
  Income Taxes Recoverable Through
   Future Revenues                                           79,497                                 79,497
  Other Regulatory Assets                                     8,639                                  8,639
Deferred Debits - Other                                      20,351                                 20,351
                                            -----------  -----------  -----------  -----------  -----------
    Total Deferred Debits                                   478,778                                478,778
                                            -----------  -----------  -----------  -----------  -----------
Total Assets                               $   451,546  $ 2,600,508  $   100,289  $  (496,088) $ 2,656,255
                                            ===========  ===========  ===========  ===========  ===========

*  Tucson Electric Power Company holds the stock of Escavada Company, San Carlos Resources Inc., Sierrita
   Resources Inc., Tucson Resources Inc., and Tucsonel Inc.  See 1.I. for information regarding subsidiaries held by Sierrita Resources Inc. and Tucson Resources Inc.
** Millennium Energy Holdings, Inc. holds the stock of Advanced Energy Technologies, Inc., MEH
   Corporation, Nations Energy Corporation, and Southwest Energy Solutions, Inc.
   -  Advanced Energy Technologies, Inc. owns 50% of Global Solar Energy, L.L.C.
   -  Nations Energy Corporation holds the stock of Nations Energy Holland Holding B.V., Nations-Colorado Energy
      Corporation, Nations Energy-Chalmette, L.L.C., Nations ECK, L.L.C. and Nations International Ltd.
      See 1.II.C. for information regarding the subsidiaries held by Nations Energy Corporation's subsidiaries.
   -  Southwest Energy Solutions, Inc. owns SWPP Investment Company.  See 1.II.D.1. for information regarding the subsidiaries held by SWPP Investment Company.


                                                                   EXHIBIT A
                                                         UNISOURCE ENERGY CORPORATION
                                                         CONSOLIDATING BALANCE SHEET
                                                               DECEMBER 31, 1999
                                                                 (in thousands)

                                                  UNISOURCE     TUCSON      MILLENNIUM
                                                   ENERGY      ELECTRIC       ENERGY       CONSOL.       1999
                                                    CORP.      POWER CO.     HOLDINGS      ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   641,723  $   641,009  $         -  $  (641,009)  $  641,723
  Additional Paid-In Capital                              -            -       90,600      (90,600)           -
  Accumulated Deficit                              (317,475)    (370,875)      (6,198)     377,073     (317,475)
                                                 -----------  -----------  -----------  -----------  -----------
  Common Stock Equity                               324,248      270,134       84,402     (354,536)     324,248
  Capital Lease Obligations                               -      880,111          316            -      880,427
  Long-Term Debt                                     95,393    1,135,820            -      (95,393)   1,135,820
                                                 -----------  -----------  -----------  -----------  -----------
    Total Capitalization                            419,641    2,286,065       84,718     (449,929)   2,340,495
                                                 -----------  -----------  -----------  -----------  -----------

Current Liabilities
  Current Obligations Under Capital Leases                -       36,263           72                    36,335
  Current Maturities of Long-Term Debt                    -       48,603            -                    48,603
  Accounts Payable                                   28,006       41,277        9,185      (46,078)      32,390
  Interest Accrued                                        -       66,311            -                    66,311
  Taxes Accrued                                         743       27,738        2,893                    31,374
  Accrued Employee Expenses                               -       10,591          191                    10,782
  Other                                               2,588        6,285           61                     8,934
                                                 -----------  -----------  -----------  -----------  -----------
    Total Current Liabilities                        31,337      237,068       12,402      (46,078)     234,729
                                                 -----------  -----------  -----------  -----------  -----------
Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                    568       38,913        3,045            -       42,526
  Other                                                   -       38,462          124          (81)      38,505
                                                 -----------  -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities        568       77,375        3,169          (81)      81,031
                                                 -----------  -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $   451,546  $ 2,600,508  $   100,289  $  (496,088) $ 2,656,255
                                                 ===========  ===========  ===========  ===========  ===========



                                                                  EXHIBIT A
                                                         UNISOURCE ENERGY CORPORATION
                                                       CONSOLIDATING STATEMENT OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                  (in thousands except for per share amounts)


                                            UNISOURCE     TUCSON      MILLENNIUM
                                             ENERGY      ELECTRIC       ENERGY      CONSOL.       1999
                                              CORP.      POWER CO.     HOLDINGS     ADJUST.      CONSOL.
                                           -----------  -----------  -----------  -----------  -----------
Operating Revenues
 Retail Customers                         $            $   632,864  $             $     (271) $  632,593
 Sales for Resale                                          171,219                               171,219
                                           -----------  -----------  -----------  -----------  -----------
    Total Operating Revenues                        -      804,083            -         (271)    803,812
                                           -----------  -----------  -----------  -----------  -----------
Operating Expenses
 Fuel and Purchased Power                                  286,349                               286,349
 Capital Lease Expense                                      85,320                                85,320
 Amortization of Springerville
  Unit 1 Allowance                                         (29,098)                              (29,098)
 Other Operations                                          105,966                               105,966
 Maintenance and Repairs                                    36,949                                36,949
 Depreciation and Amortization                              92,583                                92,583
 Amortization of Transition Recovery Asset                   2,241                                 2,241
 Taxes Other Than Income Taxes                              47,789                                47,789
 Income Taxes                                               18,268                                18,268
                                           -----------  -----------  -----------  -----------  -----------
    Total Operating Expenses                        -      646,367            -            -     646,367
                                           -----------  -----------  -----------  -----------  -----------
     Operating Income                               -      157,716            -         (271)    157,445
                                           -----------  -----------  -----------  -----------  -----------
Other Income (Deductions)
 Income Taxes                                   3,592       (4,082)     (12,434)           -     (12,924)
 Interest Income                                  921        7,935            -            -       8,856
 Interest Income - Note Receivable from
  UniSource Energy                                  -        9,937            -       (9,937)         -
Gain on the Sale of NewEnergy                      -            -        34,651            -      34,651
 Unregulated Energy Businesses                      -            -      (11,276)           -     (11,276)
 Other Income (Deductions)                     84,531        2,602            -      (84,145)      2,988
                                           -----------  -----------  -----------  -----------  -----------
    Total Other Income (Deductions)            89,044       16,392       10,941      (94,082)     22,295
                                           -----------  -----------  -----------  -----------  -----------
Interest Expense
 Long-Term Debt                                 9,937       66,836                    (9,937)     66,836
 Interest on Capital Leases                                 16,241                                16,241
 Interest Imputed on Losses Recorded
  at Present Value                                          29,159                                29,159
 Other Interest Expense                                     10,994                                10,994
                                           -----------  -----------  -----------  -----------  -----------
    Total Interest Expense                      9,937      123,230            -       (9,937)    123,230
                                           -----------  -----------  -----------  -----------  -----------
Income Before Extraordinary Item               79,107       50,878       10,941      (84,416)     56,510
Extraordinary Item - Net of Tax                     -       22,597            -            -      22,597
                                           -----------  -----------  -----------  -----------  -----------

Net Income                                $    79,107  $    73,475  $    10,941  $   (84,416) $   79,107
                                           ===========  ===========  ===========  ===========  ===========
Average Shares of
 Common Stock Outstanding                                                                         32,321

Basic EPS
 Income Before Extraordinary Item                                                                  $1.75
 Extraordinary Item - Net of Tax                                                                   $0.70
 Net Income                                                                                        $2.45

Diluted EPS
 Income Before Extraordinary Item                                                                  $1.74
 Extraordinary Item - Net of Tax                                                                   $0.69
 Net Income                                                                                        $2.43




                                                                   EXHIBIT A
                                                         TUCSON ELECTRIC POWER COMPANY
                                                          CONSOLIDATING BALANCE SHEET
                                                               DECEMBER 31, 1999
                                                                 (in thousands)
                                              TUCSON
                                             ELECTRIC     INVESTMENT    CONSOL.       1999
                                             POWER CO.      SUBS *      ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $ 2,301,645  $            $            $ 2,301,645
  Utility Plant Under Capital Leases           741,446                                741,446
  Construction Work in Progress                 96,565                                 96,565
                                            -----------  -----------  -----------  -----------
    Total Utility Plant                      3,139,656                              3,139,656
  Less Accumulated Depreciation and
   Amortization                             (1,105,371)                            (1,105,371)
  Less Accumulated Depreciation of
   Capital Lease Assets                       (304,429)                              (304,429)
                                            -----------  -----------  -----------  -----------
    Total Utility Plant - Net                1,729,856                              1,729,856
                                            -----------  -----------  -----------  -----------

Investments and Other Property                  65,886        5,204       (3,252)      67,838
                                            -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy           70,132                                 70,132
                                            -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                     86,982        1,420                    88,402
  Accounts Receivable                           74,623        5,856       (9,740)      70,739
  Materials and Fuel                            42,035                                 42,035
  Deferred Income Taxes - Current               17,190                                 17,190
  Prepaid Pension Costs                         15,818                                 15,818
  Tax Settlement Deposit                        13,471                                 13,471
  Other                                          6,243            6                     6,249
                                            -----------  -----------  -----------  -----------
    Total Current Assets                       256,362        7,282       (9,740)     253,904
                                            -----------  -----------  -----------  -----------

Deferred Debits - Regulatory Assets
  Transition Recovery Asset                    370,291                                370,291
  Income Taxes Recoverable Through
   Future Revenues                              79,497                                 79,497
  Other Regulatory Assets                        8,639                                  8,639
  Deferred Debits - Other                       17,017        3,334                    20,351
                                            -----------  -----------  -----------  -----------
    Total Deferred Debits                      475,444        3,334                   478,778
                                            -----------  -----------  -----------  -----------
Total Assets                               $ 2,597,680  $    15,820  $   (12,992) $ 2,600,508
                                            ===========  ===========  ===========  ===========

*  Tucson Electric Power Company holds the stock of Escavada Company, San Carlos Resources Inc., Sierrita
   Resources Inc., Tucson Resources Inc., and Tucsonel Inc.  See 1.I. for information regarding subsidiaries held by Sierrita Resources Inc. and Tucson Resources Inc.


                                                                   EXHIBIT A
                                                         TUCSON ELECTRIC POWER COMPANY
                                                          CONSOLIDATING BALANCE SHEET
                                                               DECEMBER 31, 1999
                                                                 (in thousands)

                                                   TUCSON
                                                  ELECTRIC    INVESTMENT     CONSOL.       1999
                                                  POWER CO.      SUBS        ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   647,366  $         2  $        (2) $   647,366
  Premium on Capital Stock                                       263,778     (263,778)           -
  Capital Stock Expense                              (6,357)                                (6,357)
  Accumulated Deficit                              (378,426)    (260,528)     268,079     (370,875)
                                                 -----------  -----------  -----------  -----------
  Common Stock Equity                               262,583        3,252        4,299      270,134
  Capital Lease Obligations                         880,111                                880,111
  Long-Term Debt                                  1,135,820                              1,135,820
                                                 -----------  -----------  -----------  -----------
    Total Capitalization                          2,278,514       3,252        4,299     2,286,065
                                                 -----------  -----------  -----------  -----------

Current Liabilities
  Note Payable to Parent                                  -        3,600       (3,600)           -
  Current Obligations Under Capital Leases           36,263                                 36,263
  Current Maturities of Long-Term Debt               48,603                                 48,603
  Accounts Payable                                   46,851          566       (6,140)      41,277
  Interest Accrued                                   66,311                                 66,311
  Taxes Accrued                                      27,614          124                    27,738
  Accrued Employee Expenses                          10,591                                 10,591
  Other                                               6,185          100                     6,285
                                                 -----------  -----------  -----------  -----------
    Total Current Liabilities                       242,418        4,390       (9,740)     237,068
                                                 -----------  -----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 38,286           41          586       38,913
  Other                                              38,462        8,137       (8,137)      38,462
                                                 -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities     76,748        8,178       (7,551)      77,375
                                                 -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $ 2,597,680  $    15,820  $   (12,992) $ 2,600,508
                                                 ===========  ===========  ===========  ===========



                                                                   EXHIBIT A
                                                         TUCSON ELECTRIC POWER COMPANY
                                                       CONSOLIDATING STATEMENT OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                                (in thousands)

                                              TUCSON
                                             ELECTRIC    INVESTMENT     CONSOL.       1999
                                             POWER CO.       SUBS       ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
Operating Revenues
 Retail Customers                          $   632,868  $         -  $        (4) $   632,864
 Sales for Resale                              171,219            -            -      171,219
                                            -----------  -----------  -----------  -----------
    Total Operating Revenues                   804,087            -           (4)     804,083
                                            -----------  -----------  -----------  -----------
Operating Expenses
 Fuel and Purchased Power                      286,349                                286,349
 Capital Lease Expense                          85,320                                 85,320
 Amortization of Springerville
  Unit 1 Allowance                             (29,098)                               (29,098)
 Other Operations                              105,966                                105,966
 Maintenance and Repairs                        36,949                                 36,949
 Depreciation and Amortization                  92,583                                 92,583
 Amortization of Transition Recovery Asset       2,241                                  2,241
 Taxes Other Than Income Taxes                  47,789                                 47,789
 Income Taxes                                   18,268                                 18,268
                                            -----------  -----------  -----------  -----------
    Total Operating Expenses                   646,367            -            -      646,367
                                            -----------  -----------  -----------  -----------
     Operating Income                          157,720            -           (4)     157,716
                                            -----------  -----------  -----------  -----------
Other Income (Deductions)
 Income Taxes                                   (4,012)         (70)           -       (4,082)
 Interest Income                                 7,886           49            -        7,935
 Interest Income - Note Receivable from
  UniSource Energy                               9,937            -            -        9,937
 Other Income (Deductions)                       2,644        1,165       (1,207)       2,602
                                            -----------  -----------  -----------  -----------

    Total Other Income (Deductions)             16,455        1,144       (1,207)      16,392
                                            -----------  -----------  -----------  -----------
Interest Expense
 Long-Term Debt                                 66,836            -            -       66,836
 Interest on Capital Leases                     16,241            -            -       16,241
 Interest Imputed on Losses Recorded
  at Present Value                              29,159            -            -       29,159
 Short-Term Debt                                    67          207         (274)           -
 Other Interest Expense                         10,994            -            -       10,994
                                            -----------  -----------  -----------  -----------
    Total Interest Expense                     123,297          207         (274)     123,230
                                            -----------  -----------  -----------  -----------
Income Before Extraordinary Item                50,878          937         (937)      50,878
Extraordinary Item - Net of Tax                 22,597            -            -       22,597
                                            -----------  -----------  -----------  -----------

Net Income                                 $    73,475  $       937  $      (937) $    73,475
                                            ===========  ===========  ===========  ===========



                    EXHIBIT B
                    ---------

          UNISOURCE ENERGY CORPORATION
             FINANCIAL DATA SCHEDULE
                DECEMBER 31, 1999
                  (in thousands)


Total Assets                         $ 2,656,255
                                      ===========

Total Operating Revenues             $   803,812
                                      ===========

Net Income                           $    79,107
                                      ===========





                    EXHIBIT B
                    ---------
          TUCSON ELECTRIC POWER COMPANY
             FINANCIAL DATA SCHEDULE

                DECEMBER 31, 1999
                  (in thousands)



Total Assets                         $ 2,600,508
                                      ===========

Total Operating Revenues             $   804,083
                                      ===========

Net Income                           $    73,475
                                      ===========

                          EXHIBIT C
                          ---------


     An organizational chart showing the relationship of

each EWG or foreign utility company to associate companies

in the holding company system.

     See attached organizational charts for ECKG, ECK and COPESA.

                     ECKG PROJECT OWNERSHIP STRUCTURE
                     --------------------------------




             ----------------

                Nations
                Energy
              Corporation
             ----------------
                   -
                   -
                   -
             ----------------    ----------------

              Nations Energy     TECO/Mosbacher
             Holland Holding     Project Company
                   B.V.
             ----------------    ----------------
                   - 50%                 - 50%
                   -                     -
                   -----------------------
                   -
                   -
             ----------------    ----------------    ------------------

               Nations Kladno     NRG Subsidiary     El Paso Subsidiary
                   B.V.
             ----------------    ----------------    ------------------
                   - 30%                - 50%                - 20%
                   -                    -                    -
                   -------------------------------------------
                                        -
                                        -
                                 -----------------   ------------------

                                 Matra Power Plant          STE
                                   Holding B.V.
                                 -----------------   ------------------
                                        - 89%                - 11%
                                        -                    -
                                        ----------------------
                                        -
                                        -
                                 -----------------

                                       ECKG
                                 -----------------

                     ECK PROJECT OWNERSHIP STRUCTURE
                     -------------------------------




 ----------------

     Nations
     Energy
   Corporation
 ----------------
        -
        -
        -
 ----------------    ----------------

  Nations Energy     TECO/Mosbacher
 Holland Holding     Project Company
      B.V.
 ----------------    ----------------
      - 50%                 - 50%
      -                     -
 ----------------------------
      -
      -
----------------     ----------------    ------------------   -------------

 Nations Kladno II   NRG Subsidiary     El Paso Subsidiary         STE
      B.V.
 -----------------   ----------------    ------------------    ------------
     - 26.7%              - 44.5%              - 17.8%           - 11.0%
     -                    -                    -                 -
     -------------------------------------------------------------
                                        -
                                        -
                                 -----------------

                                       ECK
                                 -----------------

                     COPESA PROJECT OWNERSHIP STRUCTURE
                     ----------------------------------




             ----------------

                Nations
                Energy
              Corporation
             ----------------
                   -
                   -
                   -
             ----------------                           ----------------

               Nations                                  Equity Partners
             International
             ----------------                           ----------------
                   - 40%                                       - 60%
                   -                                           -
                   ---------------------------------------------
                                         -
                                         -
                                  ------------------

                                        COPESA
                                  ------------------